SMIC and AlgolTek Announce the Availability of digniPHY for USB 3.0 on SMIC’s 0.13um Technology

SHANGHAI and TAOYUAN, Taiwan, June 19, 2012 /PRNewswire-Asia/ — Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI; SEHK: 981) and AlgolTek, Inc., a rapidly expanding supplier of high speed SerDes IP enabling the volume-driven USB 3.0 device market in consumer devices and computer peripherals, today announced the availability of digniPHY for USB 3.0 on SMIC’s 0.13-micron process technology.

AlgolTek’s digniPHY for USB 3.0 is a Physical Layer IP compliant with the USB 3.0 specification, and is backward compatible to support 3rd party or customers’ proprietary USB 2.0 IP that is USB 2.0 specification compliant. digniPHY is the first product in AlgolTek’s SuperSpeed IP portfolio to leverage SMIC’s 0.13-micron technology node, providing a balance of high performance, lower power consumption and cost-effective manufacturing.

The newly released digniPHY for USB 3.0 IP has also passed the USB-logo compliance test suite, including the USB 3.0 Electrical Test, Link Layer Test and Interoperability Test at the system level.

“As the premier foundry in China, SMIC’s partnership with AlgolTek will enable us to offer industry-leading semiconductor IP to meet the needs of designers,” said Tianshen Tang, VP of SMIC Design Service. “SMIC is continuously strengthening our technology in order to support our customers. As SMIC’s business continues to expand, we will continue to deliver comprehensive design solutions to enable companies to quickly and productively enter mass production, taking full advantage of SMIC’s process technologies.”

“As the key component for various USB 3.0 device applications, the digniPHY for USB 3.0 IP is quickly establishing itself as the new benchmark in the USB 3.0 device market. We are very excited to have this opportunity to work with SMIC to provide a customer-oriented approach which also offers competitive cost and performance benefits to IC design houses,” said Allen Liu, President & Founder of AlgolTek. “digniPHY, along with our companion IP, design kits and tools, provide timely assistance for quick design integration and are perfect for design teams on tight schedules. With the goal to provide IP of stringent characterization along with the design and engagement experience, digniPHY is positioned to accelerate time-to-market and to accommodate limited budgets.”

About AlgolTek

AlgolTek, Inc., based in Taoyuan, Taiwan, is an industry-leading emerging provider of SerDes IP-based solutions primarily targeting the computer, notebook, tablets, consumer devices, storage and multimedia markets.  The company develops innovative mixed-signal and analog-enriched mixed-signal IP that enable product differentiation, reliable interoperability and superior performance in the volume market.

For more information please visit AlgolTek, Inc. at www.algoltek.com.tw

digniPHY and the AlgolTek logo are trademarks of AlgolTek, Inc., which may be registered in some jurisdictions.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words.  These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.  Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

SMIC English Contact
William Barratt
Tel: +86-21-3861-0000 x16812
Email: William—Barratt@smics.com

SMIC Chinese Contact
Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com

AlgolTek Contact
Linda Lin
Marketing Communication
Tel: +886-3-6675345
lindal@algoltek.com.tw